Management's Discussion and Analysis of
Results of Operations and Financial Condition

For the three months ended
March 31, 2017

May 3, 2017

INTRODUCTION

This Management's Discussion and Analysis ("MD&A") dated May 3, 2017 is intended to supplement Hudbay Minerals Inc.'s unaudited condensed consolidated interim financial statements and related notes for the three months ended March 31, 2017 and 2016 (the "consolidated interim financial statements"). The consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS"), including International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board.

References to “Hudbay”, the “Company”, “we”, “us”, “our” or similar terms refer to Hudbay Minerals Inc. and its direct and indirect subsidiaries as at March 31, 2017. "Hudbay Peru" refers to HudBay Peru S.A.C., our wholly-owned subsidiary which owns a 100% interest in the Constancia mine, and “Augusta” and “Hudbay Arizona” refer to HudBay Arizona Corporation (formerly named Augusta Resource Corporation), our wholly-owned subsidiary, which indirectly owns a 92.05% interest in the Rosemont project.

Readers should be aware that:

−

This MD&A contains certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) that are subject to risk factors set out in a cautionary note contained in our MD&A.

−

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

−	We use a number of non-IFRS financial performance measures in our MD&A.
−	The technical and scientific information in this MD&A has been approved by qualified persons based on a variety of assumptions and estimates.

For a discussion of each of the above matters, readers are urged to review the “Notes to Reader” discussion beginning on page 37 of this MD&A.

Additional information regarding Hudbay, including the risks related to our business and those that are reasonably likely to affect our financial statements in the future, is contained in our continuous disclosure materials, including our most recent Annual Information Form (“AIF”), consolidated financial statements and Management Information Circular available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

All amounts are in US dollars unless otherwise noted.

OUR BUSINESS

We are an integrated mining company producing copper concentrate (containing copper, gold and silver) and zinc metal. With assets in North and South America, we are focused on the discovery, production and marketing of base and precious metals. Directly and through our subsidiaries, we own four polymetallic mines, four ore concentrators and a zinc production facility in northern Manitoba and Saskatchewan (Canada) and Cusco (Peru), and a copper project in Arizona (United States). Our growth strategy is focused on the exploration and development of properties we already control, as well as other mineral assets we may acquire that fit our strategic criteria. Our vision is to become a top-tier operator of long-life, low-cost mines in the Americas. Our mission is to create sustainable value through the acquisition, development and operation of high-quality and growing long-life deposits in mining-friendly jurisdictions. We are governed by the Canada Business Corporations Act and our shares are listed under the symbol "HBM" on the Toronto Stock Exchange, New York Stock Exchange and Bolsa de Valores de Lima. We also have warrants listed under the symbol “HBM.WT” on the Toronto Stock Exchange and “HBM/WS” on the New York Stock Exchange.

SUMMARY

In the first quarter of 2017, operating cash flow before change in non-cash working capital increased to $80.6 million, as compared to $71.9 million in the first quarter of 2016, mainly as a result of higher copper and zinc prices, partially offset by lower copper sales volumes.

The net loss and loss per share in the first quarter of 2017 were $2.3 million and $0.01, respectively, compared to a net loss and loss per share of $15.8 million and $0.07, respectively, in the first quarter of 2016. Net loss and loss per share in the first quarter of 2017 were affected by, among other things, the following items:

	Pre-tax	After-tax	Per share
	gain (loss)	gain (loss)	gain (loss)
	($ millions)	($ millions)	($/share)
Constancia insurance recovery	8.7	5.6	0.02
Mark-to-market adjustments of various items	(2.6)	(2.4)	(0.01)
Transfer of accumulated foreign exchange losses from equity on wind-up of subsidiaries	(3.0)	(3.0)	(0.01)
Non-cash deferred tax adjustments	-	(6.5)	(0.03)

Sales of copper concentrate and zinc metal were lower than prior quarters due to several factors, including: (1) unusually low concentrate inventory levels in Peru at December 31, 2016 and (2) sales near the end of the first quarter with delivery terms whereby revenue can only be recognized upon delivery in the subsequent quarter.

In the first quarter of 2017, consolidated cash cost per pound of copper produced, net of by-product credits, was $0.88, a significant decrease compared to $1.15 in the same period last year as a result of higher by-product credits1. Incorporating sustaining capital, capitalized exploration, royalties and corporate selling and administrative expenses, consolidated all-in sustaining cash cost per pound of copper produced, net of by-product credits, in the first quarter of 2017 declined to $1.46 from $1.80 in the first quarter of 20161. The decline was driven by higher byproduct credits and lower sustaining capital expenditures.

Copper-equivalent production in the first quarter of 2017 was lower than the past several quarters due to declining grades at Constancia in line with the mine plan and reduced mill throughput in both Peru and Manitoba due to planned and unplanned maintenance undertaken in the first quarter. Production on a copper equivalent basis is calculated by converting contained metal in concentrate produced at realized prices.

________________________________
1 Cash cost and all-in sustaining cash cost, net of by-product credits, per pound, net debt and operating cash flow per share are not recognized under IFRS. For a detailed description of each of these non-IFRS financial performance measures used in this MD&A, please see the discussion under “Non-IFRS Financial Performance Measures” beginning on page 28 of this MD&A.

Net debt1 declined by $49.8 million to $1,035.5 million during the first quarter of 2017, as $60.0 million in drawings under our revolving credit facilities were repaid. At March 31, 2017, total liquidity including cash and available credit facilities was $432.9 million, up from $390.8 million at December 31, 2016.

KEY FINANCIAL RESULTS

Financial Condition
(in $ thousands)	Mar. 31, 2017	Dec. 31, 2016
Cash and cash equivalents	132,583	146,864
Total long-term debt	1,168,052	1,232,164
Net debt [1]	1,035,469	1,085,300
Working capital	86,959	121,539
Total assets	4,357,812	4,456,556
Equity	1,762,817	1,763,212

Financial Performance	Three months ended
	Mar. 31,	Mar. 31,
(in $ thousands except per share and cash cost amounts)	2017	2016
Revenue	253,157	253,625
Cost of sales	204,007	225,702
Profit (loss) before tax	12,693	(16,888)
Loss for the period	(2,305)	(15,788)
Basic and diluted loss per share	(0.01)	(0.07)
Operating cash flow before change in non-cash working capital	80,595	71,889
Operating cash flow per share [1]	0.34	0.31

[1]

Net debt and operating cash flow per share are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see discussion under "Non-IFRS Financial Reporting Measures" beginning on page 28 of this MD&A.

KEY PRODUCTION RESULTS

		Three months ended			Three months ended
		Mar. 31, 2017			Mar. 31, 2016
		Peru	Manitoba	Total	Peru	Manitoba	Total

Contained metal in concentrate produced [1]
Copper	tonnes	27,211	7,520	34,731	29,143	9,736	38,879
Gold	oz	3,935	16,788	20,723	5,752	21,493	27,245
Silver	oz	539,534	198,360	737,894	508,994	213,922	722,916
Zinc	tonnes	-	30,570	30,570	-	23,376	23,376
Payable metal in concentrate sold
Copper	tonnes	18,565	7,850	26,415	31,273	10,646	41,919
Gold	oz	1,475	23,995	25,470	7,380	10,337	17,717
Silver	oz	383,263	293,302	676,565	666,083	108,226	774,309
Refined zinc	tonnes	-	26,832	26,832	-	25,420	25,420

Cash cost [2]	$/lb	1.30	(0.66)	0.88	1.15	1.14	1.15

Sustaining cash cost [2]	$/lb	1.61	0.28		1.49	2.32

All-in sustaining cash cost [2]	$/lb			1.46			1.80

[1]	Metal reported in concentrate is prior to deductions associated with smelter contract terms.
[2]

Cash cost, sustaining cash cost and all-in sustaining cash cost per pound of copper produced, net of by-product credits are non-IFRS financial performance measures with no standardized definition under IFRS. For further information and a detailed reconciliation, please see the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 28 of this MD&A.

RECENT DEVELOPMENTS

National Instrument 43-101 technical reports in respect of Lalor and Rosemont were filed on March 30, 2017 and are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Lalor 43-101

The updated mine plan for Lalor enables cost-effective production growth by optimizing the use of existing infrastructure. When full development of Lalor was approved in 2010, the original plan was to build a new concentrator at the mine site to process all of the material from Lalor, while utilizing our nearby Stall concentrator to process base metal zone ore until the new concentrator was completed. Since then, however, the performance of the Stall concentrator has exceeded expectations and, with a modest capital investment, the optimized throughput rate for the Stall mill is expected to be 4,500 tonnes per day on a sustainable basis starting in the third quarter of 2018. In addition, the 2015 acquisition of the New Britannia gold mill in Snow Lake is being evaluated as a potential low-cost solution to process the gold zone and copper-gold zone ore at optimal gold recovery rates, with the potential to augment the base metal production from the Stall mill and utilize the full 6,000 tonnes per day capacity of the Lalor mine shaft.

The updated Lalor mine plan incorporates the increased base metal throughput and includes the processing of the base metal zone, the copper-gold zone and portions of the gold zone when in contact with base metal ore at the Stall base metal mill. Pending the completion of engineering work on the New Britannia mill, the updated Lalor mine plan assumes that copper-gold zone reserves will be mined and processed at the Stall base metal mill at an average rate of 130,000 tonnes per annum between 2020 and 2023. An updated mine plan incorporating the New Britannia mill is expected to enable the copper-gold zone and gold zone material to be processed at New Britannia, given the significantly higher potential gold recoveries at New Britannia. The redirection of copper-gold zone material to New Britannia would also permit accelerated processing of zinc-rich ore and higher zinc production through Stall during those years.

Construction of a paste backfill plant is expected to be completed in the first quarter of 2018 for a total estimated cost of $50 million (C$68 million), of which $40 million was included in our 2017 growth capital guidance as announced on January 17, 2017. The paste backfill plant is intended to increase mining rates and maximize ore recovery, while reducing capitalized development costs and better maintaining the integrity of ground conditions. Capital spending of $36 million (C$49 million) is planned for refurbishments to the Stall concentrator and underground ore handling to enable sustainable throughput rates of 4,500 tonnes per day, of which $15 million will be spent in 2017 over and above initial 2017 guidance estimates.

Rosemont 43-101

Since the acquisition of the Rosemont project, we have completed an extensive work program, including in-fill drilling, detailed metallurgical test work, and a bottom-up approach to cost estimation, along with other feasibility-level work. Development of Rosemont is conditional upon receipt of final permits and the approval of our Board of Directors.

The Rosemont project will be a traditional open pit, shovel and truck operation with an expected 19-year mine life. Rosemont is expected to generate an after-tax, unlevered internal rate of return of 15.5%, using a long-term copper price of $3.00 per pound of copper.

A summary of the Rosemont mine plan is shown below. References to “tons” refer to short tons, not metric tonnes, except where noted.

Rosemont Feasibility		Years 1-10	LOM	LOM
Study Summary		Average	Average [1]	Total [1]
Production
Ore mined	million tons	37	31	592
Waste mined[2]	million tons	95	61	1,155
Strip ratio[2]	waste:ore	2.5	2	2
Ore milled	million tons	32	31	592
Copper grade milled[3]	% TCu	0.53%	0.45%	0.45%
Copper recovery	%	82%	80%	80%
Copper production[4]	thousand tons	140	112	2,129
	thousand metric
Copper production[4]	tonnes	127	102	1,932
Total on-site unit costs[5]	$/ton milled	$8.01	$7.92	$7.92
Cash Cost[6]
Cash cost	$/lb Cu	$1.14	$1.29	$1.29
Sustaining cash cost	$/lb Cu	$1.59	$1.65	$1.65
Capital Expenditures
Development capital	$ million	-	-	$1,921
Sustaining capital	$ million	$29	$20	$387
Capitalized stripping	$ million	$71	$41	$781
Total sustaining capital (including capitalized stripping)	$ million	$100	$61	$1,168
Economics – Project Basis (100%)[7]
Net present value at 8%	$ million	-	-	$769
Net present value at 10%	$ million	-	-	$496
After-tax internal rate of return	%	-	-	15.5%
Payback period	years	-	-	5.2
Economics – Hudbay Basis (80%)[7]
Net present value at 8%	$ million	-	-	$719
Net present value at 10%	$ million	-	-	$499
After-tax internal rate of return	%	-	-	17.7%
Payback period	years	-	-	4.9

[1]	Life-of-mine (“LOM”) average and total calculated over years 1 to 19.
[2]	Waste and strip ratio excludes pre-stripping tons.
[3]	Production refers to contained metal in concentrate.
[4]	Total copper grade includes both the sulfide and acid-soluble copper in the ore.
[5]

On-site unit costs include mining, milling, G&A, reclamation and severance tax costs, and are after deducting capitalized stripping. Cash cost and sustaining cash cost are reported net of by-product credits, which are calculated using $11.00 per pound molybdenum and precious metal streaming prices of $3.90 per ounce silver and $450 per ounce gold, and include the impact of capitalized stripping. Cash cost

[6]

includes on-site and off-site costs, and sustaining cash cost includes the addition of royalties and sustaining capital. Economic analysis assumes $3.00 per pound copper, $11.00 per pound molybdenum, and precious metal streaming price of $3.90 per ounce silver, subject to 1% annual inflation adjustment after three years. Hudbay basis adjusts for joint venture partner expected payments to

[7]	earn into their minority interest and outstanding joint venture loan owed to Hudbay.

The permitting process for Rosemont is well advanced and continues to progress. The key federal permits outstanding are the Final Record of Decision from the U.S. Forest Service and the Section 404 Water Permit from the U.S. Army Corps of Engineers. These federal permits are currently advancing through the final stages of the review process. All State of Arizona permits and approvals have been issued for Rosemont and remain in force and are current. The project design included in the Rosemont Technical Report is specifically intended to meet the impacts analyzed and commitments outlined in the federal and state permits.

CONSTANCIA OPERATIONS REVIEW

		Three months ended		Guidance
		Mar. 31	Mar. 31	Annual
		2017	2016	2017
Ore mined	tonnes	7,213,200	6,832,680
Copper	%	0.55	0.57
Gold	g/tonne	0.05	0.06
Silver	g/tonne	4.03	3.75

Ore milled	tonnes	6,317,609	6,249,833
Copper	%	0.54	0.57
Gold	g/tonne	0.04	0.06
Silver	g/tonne	4.27	4.76
Copper concentrate	tonnes	108,536	114,538
Concentrate grade	% Cu	25.07	25.44
Copper recovery	%	80.1	81.8
Gold recovery	%	44.5	46.1
Silver recovery	%	62.2	53.2

Combined unit operating costs [1]	$/tonne	9.22	7.76	7.20 - 8.80

[1]	Reflects combined mine, mill and general and administrative ("G&A") costs per tonne of ore milled. Reflects the deduction of expected capitalized stripping costs.

Ore mined at our Constancia mine during the first quarter of 2017 increased by 6% compared to the same period in 2016 as we sought to increase stockpiles to improve our ability to blend ore at the processing plant. Mined and milled copper grades in the first quarter were approximately 5% lower than the same period in 2016 as we entered lower grade phases of the mine plan. Mill throughput during the first quarter of 2017 was affected by scheduled and unscheduled maintenance.

Recoveries of copper and gold were lower in the first quarter of 2017, as compared to the same period in 2016, as a result of increased mixed and high zinc ore. Silver recoveries improved, also as a result of the ore feed.

Combined mine, mill and G&A unit operating costs in the first quarter of 2017 were 19% higher than the same period in 2016 as a result of increased plant maintenance, costs of operating the molybdenum plant at significantly higher rates, and higher than usual community spending commitments.

During the first quarter of 2017, an initial collective agreement was signed with the union at Constancia to cover a one year period from November 2016 to November 2017.

We expect to meet production and cost guidance at Constancia for the year.

		Three months ended		Guidance
Contained metal in		Mar. 31,	Mar. 31,	Annual
concentrate produced		2017	2016	2017
Copper	tonnes	27,211	29,143	100,000 - 115,000
Gold	oz	3,935	5,752
Silver	oz	539,534	508,994
Precious metals[1]	oz	11,643	13,023	55,000 - 65,000

[1]	Precious metals production includes gold and silver production on a gold equivalent basis. Silver converted to gold at a ratio of 70:1.

Metal production in the first quarter of 2017 decreased from prior quarters due to lower grades and lower throughput.

Peru Cash Cost and Sustaining Cash Cost

		Three months ended
		Mar. 31,	Mar. 31,
		2017	2016

Cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.30	1.15

Sustaining cash cost per pound of copper produced, net of by-product credits [1]	$/lb	1.61	1.49

[1]

Cash cost and sustaining cash costs per pound of copper produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 28 of this MD&A.

Cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2017 was $1.30, an increase of 13% from the same period in 2016 as a result of decreased copper production, increased plant maintenance, higher community spending and lower gold by-product credits.

Sustaining cash cost per pound of copper produced, net of by-product credits, for the three months ended March 31, 2017 was $1.61, an increase of 8% from the same period in 2016 as a result of the factors noted above, partially offset by lower deferred stripping costs and royalties.

Metal Sold

		Three months ended
		Mar. 31,	Mar. 31,
		2017	2016
Payable metal in concentrate
Copper	tonnes	18,565	31,273
Gold	oz	1,475	7,380
Silver	oz	383,263	666,083

MANITOBA OPERATIONS REVIEW

Mines

		Three months ended
		Mar. 31	Mar. 31
		2017	2016
777
Ore	tonnes	288,364	357,540
Copper	%	1.51	1.56
Zinc	%	4.55	2.99
Gold	g/tonne	1.76	1.34
Silver	g/tonne	21.14	17.61
Lalor
Ore	tonnes	279,618	261,898
Copper	%	0.53	0.59
Zinc	%	8.11	6.24
Gold	g/tonne	1.50	2.55
Silver	g/tonne	19.91	19.76

Reed [1]
Ore	tonnes	119,534	111,461
Copper	%	2.96	4.38
Zinc	%	0.67	0.82
Gold	g/tonne	0.44	0.54
Silver	g/tonne	5.64	7.21
Total Mines
Ore	tonnes	687,516	730,899
Copper	%	1.36	1.64
Zinc	%	5.32	3.82
Gold	g/tonne	1.43	1.65
Silver	g/tonne	17.95	16.79

[1]	Includes 100% of Reed mine production. We purchase 30% of the Reed ore production from our joint venture partner on market-based terms.

		Three months ended
		Mar. 31	Mar. 31
Unit Operating Costs		2017	2016
Mines
777	C$/tonne	59.00	50.96
Lalor	C$/tonne	83.40	69.13
Reed	C$/tonne	54.37	45.77
Total Mines	C$/tonne	68.87	57.20

Ore production at our Manitoba mines for the first quarter of 2017 decreased by 6% compared to the same period in 2016 as a result of lower production at our 777 mine, partially offset by higher production at our Lalor and Reed mines. Copper and gold grades in the first quarter of 2017 were lower than the first quarter of 2016 by 17% and 13%, respectively, while zinc and silver grades were higher than in 2016 by 39% and 7%, respectively. Unit operating costs for all mines for the first quarter of 2017 increased by 20% compared to the same period in 2016. Production and costs at 777 and Reed were consistent with expectations during this part of the mine life. In support of the plan to grow Lalor’s ore production rates to 4,500 tonnes per day, substantial operating and capital development work was undertaken at Lalor during the first quarter of 2017 and is expected to continue throughout the remainder of the year. With the production ramp up underway, waste development was accelerated to match the stope backfill requirements and will continue at higher rates until the commissioning of the paste backfill plant. The initial forecast for 2017 targeted mining of three high-grade stopes with plans to leave these stopes open and their mining sequence idle until filled with paste backfill in early 2018. A revised mine plan has accelerated the mining of 250,000 tonnes from the high-grade bulk mining areas and cemented rock filling has been implemented to alleviate ore losses to the associated pillars. The net effect of this revision is expected to increase cash flow for the year over the base plan and result in higher unit costs until the paste plant is commissioned, as described in the recently filed 43-101 technical report for Lalor.

Processing Facilities

		Three months ended
		Mar. 31,	Mar. 31,
		2017	2016
Flin Flon Concentrator
Ore	tonnes	373,894	428,630
Copper	%	1.89	2.15
Zinc	%	3.45	2.53
Gold	g/tonne	1.36	1.17
Silver	g/tonne	16.64	15.38
Copper concentrate	tonnes	27,437	35,108
Concentrate grade	% Cu	23.54	24.16
Zinc concentrate	tonnes	21,538	16,804
Concentrate grade	% Zn	51.50	51.58
Copper recovery	%	91.4	91.9
Zinc recovery	%	86.0	80.0
Gold recovery	%	59.4	58.0
Silver recovery	%	53.5	56.7
Contained metal in concentrate produced
Copper	tonnes	6,458	8,483
Zinc	tonnes	11,092	8,668
Precious metals [1]	oz	11,260	11,053
Stall Concentrator
Ore	tonnes	263,152	257,100
Copper	%	0.51	0.59
Zinc	%	7.98	6.22
Gold	g/tonne	1.51	2.60
Silver	g/tonne	19.83	20.36
Copper concentrate	tonnes	5,773	5,911
Concentrate grade	% Cu	18.40	21.19
Zinc concentrate	tonnes	37,362	29,128
Concentrate grade	% Zn	52.13	50.49
Copper recovery	%	79.0	81.9
Zinc recovery	%	92.8	92.0
Gold recovery	%	55.2	56.7
Silver recovery	%	54.5	55.7
Contained metal in concentrate produced
Copper	tonnes	1,062	1,253
Zinc	tonnes	19,478	14,708
Precious metals [1]	oz	8,362	13,496

[1]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

		Three months ended		Guidance
		Mar. 31,	Mar. 31,	Annual
Unit Operating Costs		2017	2016	2017
Concentrators
Flin Flon	C$/tonne	21.12	15.81
Stall	C$/tonne	36.02	21.70
Combined mine/mill unit operating costs [1]
Manitoba	C$/tonne	119.32	94.74	88 -108

[1]	Reflects combined mine, mill and G&A costs per tonne of ore milled. Includes the cost of ore purchased from our joint venture partner at the Reed mine.

Ore processed in Flin Flon in the first quarter of 2017 was 13% lower than the same period in 2016 as a result of unscheduled maintenance. Zinc recovery was 8% higher in the first quarter of 2017 compared to the first quarter in 2016 as a result of higher head grades. Unit operating costs at the Flin Flon concentrator were 34% higher in the first quarter of 2017 compared to the same period in 2016 as a result of lower production and increased maintenance costs. Ore processed and recoveries at the Stall concentrator in the first quarter of 2017 were fairly consistent compared to the same period in 2016. Unit operating costs at the Stall concentrator were 66% higher in the first quarter of 2017 compared to the first quarter of 2016 as a result of damage to the crusher in December 2016 which necessitated the use of higher-cost temporary crushing facilities during the first quarter. Repairs have been completed and the mill resumed the use of its permanent crushing circuit in April 2017.

Manitoba combined mine, mill and G&A unit operating costs in the first quarter of 2017 were 26% higher than in the same period in 2016 as a result of lower overall production, and higher costs at our mines and mills for the reasons outlined above. Combined unit costs are expected to be within the guidance range for 2017.

		Three months ended		Guidance[1]
Manitoba contained metal in		Mar. 31	Mar. 31	Annual
concentrate produced [1,2]		2017	2016	2017
Copper	tonnes	7,520	9,736	32,500 - 42,500
Gold	oz	16,788	21,493	-
Silver	oz	198,360	213,922	-
Zinc	tonnes	30,570	23,376	125,000 - 150,000

Precious metals [3]	oz	19,622	24,549	90,000 - 110,000

[1]	Includes 100% of Reed mine production. We own a 70% interest in the Reed mine and purchase 30% of the Reed ore production from our joint venture partner on market based terms.
[2]	Metal reported in concentrate is prior to deductions associated with smelter terms.
[3]	Precious metals production includes gold and silver production on a gold-equivalent basis. Silver is converted to gold at a 70:1 ratio.

For the first quarter of 2017, production of copper, gold and silver was lower than the first quarter of 2016 by 23%, 22% and 7%, respectively, mainly as a result of lower mill throughput as well as lower grades from our Lalor and Reed mines. Zinc production was 31% higher in the first quarter of 2017 compared to the first quarter of 2016 as a result of higher zinc grades at 777 and Lalor as well as higher zinc recoveries. Production is expected to be within guidance ranges as Lalor ore production increases and mill throughput improves.

Manitoba’s production of copper equivalent tonnes during the first quarter of 2017 was primarily impacted by lower plant availability at the Flin Flon Concentrator.

Zinc Plant

		Three months ended		Guidance
		Mar. 31	Mar. 31	Annual
Zinc Production		2017	2016	2017
Zinc Concentrate Treated
Domestic	tonnes	57,135	51,815
Refined Metal Produced
Domestic	tonnes	28,818	24,277	95,000-115,000

		Three months ended		Guidance
		Mar. 31	Mar. 31	Annual
Unit Operating Costs		2017	2016	2017
Zinc Plant [1]	C$/lb	0.41	0.48	0.40 - 0.50

[1]	Zinc unit operating costs include G&A costs.

Refined zinc metal production was 19% higher in the first quarter of 2017 compared to the same period in 2016 as a result of improved availability of zinc concentrate. Operating costs per pound of zinc metal produced in the first quarter of 2017 were 15% lower compared to the first quarter of 2016 as a result of higher production. Refined zinc metal production and operating costs are both expected to be within guidance ranges for 2017.

Manitoba Cash Cost and Sustaining Cash Cost

		Three months ended
		Mar. 31	Mar. 31
		2017	2016
Cost per pound of copper produced

Cash costs per pound of copper produced, net of by-product credits [1]	$/lb	(0.66)	1.14

Sustaining cash costs per pound of copper produced, net of by-product credits [1]	$/lb	0.28	2.32

Cost per pound of zinc produced

Cash costs per pound of zinc produced, net of by-product credits [1]	$/lb	0.29	0.44

Sustaining cash costs per pound of zinc produced, net of by-product credits [1]	$/lb	0.52	0.93

[1]

Cash cost and sustaining cash costs per pound of copper and zinc produced, net of by-product credits, are not recognized under IFRS. For more detail on this non-IFRS financial performance measure, please see the discussion under "Non-IFRS Financial Performance Measures" beginning on page 28 of this MD&A.

In Manitoba, cash cost, net of by-product credits, in the first quarter of 2017 was negative $0.66 per pound of copper produced compared to $1.14 in the first quarter of 2016. The decrease is primarily a result of increased byproduct credits. Sustaining cash cost, net of by-product credits, in the first quarter of 2017 was $0.28 per pound of copper produced compared to $2.32 in 2016. The decrease resulted from the same factor described above as well as reduced capital expenditures.

Cash cost and sustaining cash cost per pound of zinc produced, net of by-product credits, were impacted by the increased zinc production, as a result of higher grades realized with the revised mine plan.

In the past three quarters, Manitoba cash cost and sustaining cash cost have declined due to reduced G&A costs incurred as well as increased by-product credits realized.

Metal Sold

		Three months ended
		Mar. 31	Mar. 31
		2017	2016
Payable metal in concentrate
Copper	tonnes	7,850	10,646
Gold	oz	23,995	10,337
Silver	oz	293,302	108,226
Refined zinc	tonnes	26,832	25,420

FINANCIAL REVIEW

Financial Results

We recorded a loss of $2.3 million in the first quarter of 2017 compared to a loss of $15.8 million in the first quarter of 2016. The following table provides further details on this variance:

Three months ended
(in $ millions)	Mar. 31, 2017
Increase (decrease) in net earnings resulting from these components:
Revenues	(0.4)
Cost of sales
Mine operating costs	8.8
Depreciation and amortization	12.9
Selling and administration expenses	(1.9)
Exploration and evaluation	(0.8)
Other operating expenses	9.6
Finance expense	3.5
Other finance losses	(1.9)
Tax and other	(16.3)

Decrease in loss for the period	13.5

Revenue

Total revenue for the first quarter of 2017 was $253.2 million, $0.4 million lower than the same period in 2016. This decrease was primarily due to lower copper sales volumes compared to the first quarter of 2016, partially offset by higher prices for copper and zinc and the effect of lower treatment and refining charges.

The following table provides further details of this variance:

Three months ended
(in $ millions)	Mar. 31, 2017

Metals prices[1]
Higher copper prices	30.4
Higher zinc prices	28.9
Lower gold prices	(4.0)
Lower silver prices	(1.2)
Sales volumes
Lower copper sales volumes	(77.1)
Higher zinc sales volumes	2.6
Higher gold sales volumes	14.1
Higher silver sales volumes	0.6
Other
Derivative mark-to-market decrease	(4.1)
Other volume and pricing differences	0.6
Effect of lower treatment and refining charges	8.8

Decrease in revenue in 2017 compared to 2016	(0.4)

[1]	See discussion below for further information regarding metals prices.

Our revenue by significant product type is summarized below:

	Three months ended
	Mar. 31,	Mar. 31,
(in $ millions)	2017	2016
Copper	152.0	198.7
Zinc	77.9	50.5
Gold	31.0	20.9
Silver	9.9	10.4
Other	1.2	0.7
Gross revenue[1]	272.0	281.2
Treatment and refining charges	(18.8)	(27.6)

Revenue	253.2	253.6

[1]

Copper, gold and silver revenues include unrealized gains and losses related to non-hedge derivative contracts including fixed for floating swaps, that are included in realized prices. Zinc revenues include unrealized gains and losses related to non-hedge derivative contracts that are not included in realized prices.

Realized sales prices

This measure is intended to enable management and investors to understand the average realized price of metals sold to third parties in each reporting period. The average realized price per unit sold does not have any standardized meaning prescribed by IFRS, is unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or a substitute for measures of performance prepared in accordance with IFRS.

For sales of copper, gold and silver we may enter into non-hedge derivatives (“QP hedges”) which are intended to manage the provisional pricing risk arising from quotational period terms in concentrate sales agreements. The QP hedges are not removed from the calculation of realized prices. We expect that gains and losses on QP hedges will offset provisional pricing adjustments on concentrate sales contracts.

Our realized prices for the first quarter of 2017 and 2016 are summarized below:

				Realized prices[1] for the
				three months ended
			LME Q1	Mar. 31	Mar. 31
			2017[2]	2017	2016
Prices
Copper	$	/lb.	2.65	2.61	2.15
Zinc [3]	$	/lb.	1.26	1.32	0.83
Gold [4]	$	/oz		1,218	1,180
Silver [4]	$	/oz		14.61	13.50

[1]

Realized prices exclude refining and treatment charges and are on the sale of finished metal or metal in concentrate. Realized prices include the effect of provisional pricing adjustments on prior period sales.

[2]	London Metal Exchange average for copper and zinc prices.
[3]

Zinc realized prices include premiums paid by customers for delivery of refined zinc metal, but exclude unrealized gains and losses related to non-hedge derivative contracts that are included in zinc revenues. For the three months ended March 31, 2017, the unrealized components of the zinc derivatives resulted in a loss of US$0/lb. For the three months ended March 31, 2016, the unrealized components of the zinc derivatives resulted in a gain of US$0.07/lb.

[4]

Sales of gold and silver from our 777 and Constancia mines are subject to our precious metals stream agreement with Silver Wheaton, pursuant to which we recognize deferred revenue for precious metals deliveries and also receive cash payments. Stream sales are included within realized prices and their respective deferred revenue and cash payments can be found on page 20.

The following table provides a reconciliation of average realized price per unit sold, by metal, to revenues as shown in the consolidated financial statements before treatment and refining charges:

	Three months ended March 31, 2017
(in $ millions)[1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	152.0	77.9	31.0	9.9	1.2	272.0
Derivative mark-to-market and other [2]	-	0.3	-	-	-	0.3
Revenue excluding mark-to-market on non-QP hedges	152.0	78.2	31.0	9.9	1.2	272.3
Payable metal in concentrate sold [3]	26,415	26,832	25,470	676,565	-	-
Realized price [4]	5,754	2,911	1,218	14.61	-	-
Realized price [5]	2.61	1.32	-	-	-	-

	Three months ended March 31, 2016
(in $ millions)[1]	Copper	Zinc	Gold	Silver	Other	Total
Revenue per financial statements	198.7	50.5	20.9	10.4	0.7	281.2
Derivative mark-to-market and other [2]	-	(3.8)	-	-	-	(3.8)
Revenue excluding mark-to-market on non-QP hedges	198.7	46.7	20.9	10.4	0.7	277.4
Payable metal in concentrate sold [3]	41,919	25,420	17,717	774,309	-	-
Realized price [4]	4,740	1,836	1,180	13.50	-	-
Realized price [5]	2.15	0.83	-	-	-	-

[1]	Average realized price per unit sold may not calculate based on amounts presented in this table due to rounding.
[2]	Derivative mark-to-market excludes mark-to-market on QP hedges.
[3]	Copper and zinc shown in metric tonnes and gold and silver shown in ounces.
[4]	Realized price for copper and zinc in $/metric tonne and realized price for gold and silver in $/oz.
[5]	Realized price for copper and zinc in $/lb.

The price, quantity and mix of metals sold affect our revenue, operating cash flow and profit. Revenue from metals sales can vary from quarter to quarter due to production levels, shipping volumes and transfer of risk and title with customers.

Stream Sales

The following table shows stream sales included within realized prices and their respective deferred revenue and cash payment rates:

		Three months ended
		Mar. 31, 2017
		Manitoba	Peru
Gold	oz	6,286	2,048
Silver	oz	142,106	383,263
Gold deferred revenue drawdown rate[1]	$/oz	1,112	431
Gold cash rate [2]	$/oz	408	400
Silver deferred revenue drawdown rate[1]	$/oz	17.18	7.39
Silver cash rate [2]	$/oz	6.02	5.90

		Three months ended
		Mar. 31, 2016
		Manitoba	Peru
Gold	oz	7,137	4,932
Silver	oz	85,423	666,083
Gold deferred revenue drawdown rate[1]	$/oz	1,013	436
Gold cash rate [2]	$/oz	404	400
Silver deferred revenue drawdown rate[1]	$/oz	18.42	7.39
Silver cash rate [2]	$/oz	5.96	5.90

[1]

Deferred revenue amortization is recorded in Manitoba at C$1,464/oz and C$22.60/oz for gold and silver, respectively, (2016 - C$1,382/oz and C$25.23/oz) and converted to US dollars at the exchange rate in effect at the time of revenue recognition.

[2]

The gold and silver cash rate for Manitoba increased by 1% from $400/oz and $5.90/oz effective August 1, 2015. Subsequently every year, on August 1, the cash rate will increase by 1% compounded. The weighted average cash rate is disclosed.

Cost of sales

Our detailed cost of sales is summarized as follows:

	Three months ended
	Mar. 31	Mar. 31
(in $ thousands)	2017	2016
Manitoba
Manitoba mines	33,915	29,055
Manitoba concentrators	13,138	8,991
Zinc plant	16,606	15,797
Purchased ore and concentrate (before inventory changes)	3,401	3,223
Changes in domestic inventory	259	1,494
Depreciation and amortization	31,167	28,911
Freight and royalties	10,287	9,772
G&A and other charges	13,396	11,298
Total Manitoba cost of sales	122,169	108,541
Peru
Mine	13,288	12,532
Concentrator	32,311	26,629
Changes in domestic inventory	(17,558)	7,081
Depreciation and amortization	30,384	45,502
Freight, royalties and profit sharing	9,954	16,057
G&A and other charges	13,459	9,360
Total Peru cost of sales	81,838	117,161

Cost of sales	204,007	225,702

Total cost of sales for the first quarter of 2017 was $204.0 million, a decrease of $21.7 million from the first quarter of 2016, primarily due to lower depreciation and changes in domestic inventory in Peru, partially offset by higher overall costs in Manitoba. For Manitoba, costs incurred in Canadian dollars were higher in US dollar terms in the current period as a result of the strengthening of the Canadian dollar versus the US dollar compared to the first quarter of 2016.

For details on unit operating costs refer to the respective tables in the Operations Review section beginning on page 7 of this MD&A.

For the first quarter of 2017, other significant variances in expenses, compared to the same period in 2016, include the following:

−

Selling and administrative expenses increased by $1.9 million compared to the same period in 2016. The increase was primarily due to an increase in stock based compensation charges of $2.2 million for previously issued share units. The increase resulted primarily from share price appreciation during the first quarter of 2017.

−

Other operating income was $5.3 million in the first quarter of 2017. The increase of $9.6 million compared to the same period in 2016 reflects a recovery recorded in the current quarter of $8.7 million for insurance proceeds expected related to the Constancia grinding line 2 failure in 2015.

−

Finance expenses decreased by $3.5 million compared to the same period in 2016 to $26.4 million. The reduction in costs is reflective of the lower interest rates on the newly refinanced senior unsecured notes compared to 2016 and also reflects the lower balance outstanding on our senior secured revolving credit facilities following a number of repayments since last year.

−

Other finance losses increased by $1.9 million compared to the same period in 2016. This increased loss was mainly a result of the transfer of accumulated foreign exchange losses from equity on wind-up of various subsidiaries to the consolidated statements of income. In addition, there was a decrease in losses of $0.6 million from fair value adjustments on the embedded derivative related to the senior unsecured notes, partially offset by an increased loss of $1.6 million related to a mark-to-market adjustment on warrants in the first quarter of 2017 compared to the first quarter of 2016.

Tax Expense

For the three months ended March 31, 2017, tax expense increased by $16.1 million compared to the same period in 2016.

	Three months ended
	Mar. 31	Mar. 31
(in $ thousands)	2017	2016
Deferred tax expense / (recovery) - income tax [1]	2,990	(4,821)
Deferred tax expense / (recovery) - mining tax [1]	776	1,145
Total deferred tax expense / (recovery)	3,766	(3,676)
Current tax expense - income tax	7,028	1,787
Current tax expense - mining tax	4,204	789
Total current tax expense	11,232	2,576

Tax expense (recovery)	14,998	(1,100)

[1]	Deferred expense / (recovery) represents our draw down/increase of non-cash deferred income and mining tax assets/liabilities.

Income Tax Expense

For the first quarter of 2017, applying the estimated Canadian statutory income tax rate of 27.0% to our income before taxes of $12.7 million would have resulted in a tax expense of approximately $3.4 million; however, we recorded an income tax expense of $10.0 million (first quarter of 2016 - recovery $3.0 million). The significant items causing our effective income tax rate to be different than the 27.0% estimated Canadian statutory income tax rate include:

−

Certain deductible temporary differences with respect to Peru mostly relating to decommissioning and restoration liabilities were not recognized as we have determined that it is not probable that we will realize the recovery based on the timing of the reversals of the deductible temporary differences and the future projected taxable profit of the Peru operations, resulting in an increase in deferred tax expense of approximately $4.2 million (first quarter of 2016 - $1.3 million); and

−

Increases to our decommissioning and restoration liabilities resulting from a decrease in discount rates required us to record a corresponding non-cash increase to property, plant, and equipment. We recognized a deferred tax expense of $1.2 million (first quarter of 2016 - $1.2 million) related to the increase in property, plant and equipment; however, we did not recognize a deferred tax recovery related to the increase in the decommissioning and restoration liabilities because we determined it is not probable that we will realize the benefit of the recovery.

Mining Tax Expense

Applying a Manitoba statutory mining tax rate of 10.0% to our income before taxes for the period of $12.7 million would have resulted in a tax expense of approximately $1.3 million and we recorded a mining tax expense of $5.0 million (first quarter of 2016 - $1.9 million). Effective mining tax rates can vary significantly based on the composition of our earnings and the expected amount of mining taxable profits. Corporate costs and other costs not related to mining operations are not deductible in computing mining profits. A brief description on how mining taxes are calculated in our various business units is discussed below.

Manitoba

The Province of Manitoba imposes mining tax on profit related to the sale of mineral products mined in the Province of Manitoba (mining taxable profit) at the following rates:

−	10% of total mining taxable profit if mining profit is $50 million or less;
−	15% of total mining taxable profit if mining profits are between $55 million and $100 million; and
−	17% of total mining taxable profit if mining profits exceed $105 million.

We have accumulated mining tax pools over the years and recorded the related benefits as deferred mining tax assets. We estimate that the tax rate that will be applicable when temporary differences reverse will be approximately 10.0% .

Peru

The Peruvian government imposes two parallel mining tax regimes, the Special Mining Tax and Modified Royalty, on companies' operating mining income on a sliding scale, with progressive rates ranging from 2.0% to 8.4% and 1.0% to 12.0%, respectively. Based on financial forecasts, we have recorded a deferred tax liability as at March 31, 2017 at the tax rate we expect to apply when temporary differences reverse.

LIQUIDITY AND CAPITAL RESOURCES

Senior Unsecured Notes Refinancing

On December 12, 2016, we completed an offering of $1.0 billion aggregate principal amount of senior notes in two series: (i) a series of 7.250% senior notes due 2023 in an aggregate principal amount of $400 million and (ii) a series of 7.625% senior notes due 2025 in an aggregate principal amount of $600 million. The Notes are governed by an indenture, dated as of December 12, 2016, among the Company, the subsidiaries of the Company party thereto as guarantors and U.S. Bank National Association, as trustee. The proceeds from this offering were used to redeem all US$920 million of our 9.50% senior unsecured notes due 2020.

Senior Secured Revolving Credit Facilities

As at March 31, 2017, between our two senior secured revolving credit facilities (“Credit Facilities”) we have drawn $142.1 million in cash and $107.6 million in letters of credit, leaving total undrawn availability of $300.3 million. As at March 31, 2017, we were in compliance with our covenants under the Credit Facilities.

Equipment Finance Facility

As at March 31, 2017, we had approximately $50.3 million owing under the facility.

Financial Condition

Financial Condition as at March 31, 2017 compared to December 31, 2016

Cash and cash equivalents decreased by $14.3 million in the first quarter to $132.6 million as at March 31, 2017. This decrease was mainly a result of principal repayments of $64.1 million to our credit and equipment facilities, $40.6 million of capital investments primarily at our Peru and Manitoba operations and interest payments of $11.4 million, which were partially offset by cash generated from operating activities of $110.4 million. We hold the majority of our cash and cash equivalents in low-risk, liquid investments with major Canadian and Peruvian financial institutions.

Working capital decreased by $34.6 million to $87.0 million from December 31, 2016 to March 31, 2017. In addition to the decreased cash and cash equivalents position:

−	Trade, other and tax receivables decreased by $57.3 million, primarily due to the timing of sales and statutory payments from Peru; partially offset by
−	Increased inventories of $26.8 million as a result of the timing of concentrate shipments; and
−	Trade and other payables decreased by $18.3 million primarily as a result of the timing of capital spending.

Cash Flows

The following table summarizes our cash flows for the three months ended March 31, 2017 and March 31, 2016:

	Three months ended
	Mar. 31	Mar. 31
(in $ thousands)	2017	2016
Loss for the period	(2,305)	(15,788)
Tax expense (recovery)	14,998	(1,100)
Items not affecting cash	72,584	95,098
Taxes paid	(4,682)	(6,321)
Operating cash flows before change in non-cash working capital	80,595	71,889
Change in non-cash working capital	29,795	29,665
Cash generated from operating activities	110,390	101,554
Cash used in investing activities	(40,284)	(51,343)
Cash used in financing activities	(84,602)	(19,499)
Effect of movement in exchange rates on cash and cash equivalents	215	1,153

(Decrease) increase in cash and cash equivalents	(14,281)	31,865

Cash Flow from Operating Activities

Operating cash flows before change in non-cash working capital were $80.6 million during the first quarter of 2017, reflecting an increase of $8.7 million compared to the first quarter of 2016, mainly as a result higher realized copper and zinc sales prices and lower cost of sales, partially offset by lower copper sales volumes.

Cash Flow from Investing and Financing Activities

During the first quarter of 2017, we used $124.9 million in investing and financing activities primarily driven by capital expenditures of $40.6 million, interest payments of $11.4 million, and principal payments of $64.1 million on both the revolving credit facilities and the equipment finance facility.

Capital Expenditures

The following summarizes accrued additions to capital assets and a reconciliation to cash additions to capital assets for the periods indicated:

	Three months ended		Guidance
	Mar. 31,	Mar. 31,	Annual
(in $ millions)	2017	2016	2017 [1]
Manitoba sustaining capital expenditures	12.8	23.6	65.0
Peru sustaining capital expenditures	17.5	20.4	120.0
Total sustaining capital expenditures	30.3	44.0	185.0
Arizona capitalized costs	6.2	11.5	20.0
Peru growth capital expenditures	-	-	25.0
Peru other capitalized costs	3.6	7.2
Manitoba growth capital expenditures	1.7	-	55.0
Manitoba other capitalized costs	2.9	4.3
Capitalized exploration	0.3	0.4	2.0
Capitalized interest	3.3	3.7
Other capital costs	0.2	-
Total other capitalized costs	18.2	27.1
Total accrued capital additions	48.5	71.1
Reconciliation to cash capital additions:
Decommissioning and restoration obligation	(5.8)	(8.7)
Capitalized interest	(3.3)	(3.7)
Changes in capital accruals and other	1.2	(12.3)

Total cash capital additions	40.6	46.4

[1]

Sustaining capital expenditure guidance excludes capitalized interest. Manitoba growth capital expenditures includes an additional $15.0 million above initial 2017 guidance estimates related to the planned refurbishments to the Stall concentrator and underground ore handling to enable sustainable throughput rates of 4,500 tonnes per day.

Sustaining capital expenditures in Manitoba were lower in the first quarter of 2017 as compared to the same period in 2016 as a result of a large order of equipment that was received in the first quarter of 2016.

Other capitalized costs include growth capital projects and decommissioning and restoration adjustments.

Capital Commitments

As at March 31, 2017, we had outstanding capital commitments in Canada of approximately $11.6 million primarily related to a committed mobile equipment purchase, of which approximately $0.2 million cannot be terminated by Hudbay; approximately $44.4 million in Peru related to sustaining capital costs, of which all can be terminated by Hudbay; and approximately $161.8 million in Arizona, primarily related to the Rosemont project and expected to be paid after the commencement of Rosemont construction, of which approximately $77.9 million cannot be terminated by Hudbay.

Contractual Obligations

The following table summarizes our contractual obligations as at March 31, 2017:

		Less than	1-3	4-5	After 5
Payment Schedule (in $ millions)	Total	1 Year	Years	Years	Years
Long-term debt obligations	1,860.8	88.6	451.4	151.4	1,169.4
Capital lease obligations	20.6	5.0	9.9	5.7	-
Operating lease obligations	19.6	5.3	7.7	4.2	2.4
Purchase obligation - capital commitments	217.7	67.3	20.9	0.2	129.3
Purchase obligation - other commitments[1]	656.5	140.5	201.8	121.9	192.3
Pension and other employee future benefits obligations	143.6	25.6	32.4	6.4	79.2
Decommissioning and restoration obligations[2]	191.1	0.9	10.5	5.1	174.6

[1]	Primarily made up of a long-term agreement with operational suppliers, obligation for power purchase, concentrate, fleet and port services.
[2]	Before inflation.

Liquidity

As at March 31, 2017, we had total liquidity of approximately $432.9 million, including $132.6 million in cash and cash equivalents, as well as $300.3 million in availability under our Credit Facilities. We expect that our current liquidity and future cash flows will be sufficient to meet our obligations in the coming year.

Outstanding Share Data

As of May 2, 2017, there were 237,271,188 common shares of Hudbay issued and outstanding. In addition, Hudbay warrants to acquire an aggregate of 22,391,490 common shares of Hudbay were outstanding and options for an aggregate of 703,354 common shares outstanding.

TREND ANALYSIS AND QUARTERLY REVIEW

The following table sets forth selected consolidated financial information for each of our eight most recently completed quarters:

	2017	2016				2015

(in $ thousands)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenue	253,157	316,654	311,424	246,975	253,625	336,641	269,808	150,889
Profit (loss) before tax	12,693	(26,065)	42,001	6,557	(16,888)	(325,611)	(16,132)	(45,818)
(Loss) profit	(2,305)	(47,273)	33,571	(5,703)	(15,788)	(255,468)	(11,833)	(44,290)
(Loss) earnings per share:
Basic and diluted	(0.01)	(0.20)	0.14	(0.02)	(0.07)	(1.09)	(0.05)	(0.19)
Operating cash flow per share[1,2]	0.34	0.52	0.53	0.30	0.31	0.50	0.34	0.07

[1]

Operating cash flow per share is before precious metals stream deposit and change in non-cash working capital. It is a non-IFRS financial performance measure with no standardized definition under IFRS. For further information and a detailed reconciliation, refer to the discussion under "Non-IFRS Financial Reporting Measures" beginning on page 28 of this MD&A.

[2]

Operating cash flow per share has been restated to reflect the presentation changes with respect to receivable and payable balances associated with copper fixed for floating swaps. For more information on this change, refer to note 4 of our December 31, 2016 consolidated financial statements.

The higher copper and zinc prices during the first quarter of 2017 have allowed us to increase our gross profit compared to the fourth quarter of 2016, notwithstanding lower revenues as a result of lower production due to planned and unplanned maintenance activities at our operations. In addition, the increases in margins have allowed us to continue our voluntary repayment of principal amounts on our Credit Facilities. The voluntary repayments of principal and the lower interest rates on our recently refinanced senior notes have lowered the finance expenses on long term debt compared to previous quarters. In addition, we recorded a recovery of $8.7 million in our Peru business unit to reflect insurance proceeds expected to be received pertaining to the 2015 grinding line 2 failure.

We benefited from rising copper and zinc prices during the fourth quarter of 2016 and from lower unit operating costs as a result of our cost containment commitment for 2016. The higher and stable operating cash flows generated from our operations enabled the net repayment of $95 million in principal on our Credit Facilities during the fourth quarter of 2016. In addition, during the fourth quarter, we re-financed our senior notes which now have later maturities and lower interest rates. We incurred a $47.7 million call premium during the fourth quarter of 2016 to facilitate the early redemption of the former $920 million notes.

In the third quarter of 2016, the steady increase in production and sales continued the trend of increasing revenues as compared to prior quarters. The increase in production of concentrate in both Peru and Manitoba has resulted in lower unit costs as a result of the economies of scale achieved and the focus on cost optimization at all sites. The result of this production driven growth has been an increase in gross profits compared to the prior year and prior quarters. Despite volatility in commodity price markets, particularly precious metals, realized prices in the third quarter were marginally higher than the most recent quarters.

In the second quarter of 2016, revenues remained consistent with the first quarter of 2016 as higher realized prices for precious metals offset marginal declines in sales volumes due to the timing of production. Gross margins and cash generated from operating activities improved compared to the first quarter of 2016 as costs at Constancia benefited from continued site optimization and the Manitoba business unit benefited from cost reduction efforts as well as the weaker Canadian dollar.

In the first quarter of 2016, we continued to benefit from increased sales volumes following commercial production being attained at Constancia. Lower average realized prices of copper compared to the same quarter of 2015 partially offset the continued strong production volumes from the Peru operations and caused both gross profit and operating cash flow per share to be lower than in the fourth quarter of 2015.

For information on previous trends and quarterly reviews, refer to our MD&A dated February 22, 2017.

NON-IFRS FINANCIAL PERFORMANCE MEASURES

Operating cash flow per share is included in this MD&A because we believe that it helps investors and management to evaluate changes in cash flow generated from the various operations while taking into account changes in shares outstanding. Net debt is shown because it is a performance measure used by the Company to assess our financial position. Cash cost, sustaining and all-in sustaining cash cost per pound of copper produced are shown because we believe they help investors and management assess the performance of our operations, including the margin generated by the operations and the company. Cash cost and sustaining cash cost per pound of zinc produced are shown because we believe they help investors and management assess the performance of our Manitoba operations. These measures do not have a meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other issuers. These measures should not be considered in isolation or as a substitute for measures prepared in accordance with IFRS and are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

Operating Cash Flow Per Share

The following table presents our calculation of operating cash flow per share for the three months ended

March 31, 2017 and March 31, 2016:

	Three months ended
	Mar. 31	Mar. 31
(in $ thousands, except shares and per share amounts)	2017	2016
Cash generated from operating activities	110,390	101,554
Less: Change in non-cash working capital	29,795	29,665
Operating cash flow before change in non-cash working capital	80,595	71,889
Weighted average shares outstanding - basic	237,271,188	235,231,688

Operating cash flow per share	$0.34	$0.31

Net Debt

The following table presents our calculation of net debt as at March 31, 2017 and December 31, 2016:

	Mar. 31	Dec. 31
(in $ thousands)	2017	2016
Total long-term debt	1,168,052	1,232,164
Cash and cash equivalents	(132,583)	(146,864)
Net Debt	$1,035,469	$1,085,300

Cash Cost, Sustaining and All-in Sustaining Cash Cost (Copper Basis)

Cash cost per pound of copper produced (“cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our operations. Our calculation designates copper as our primary metal of production as it has been the largest component of revenues. The calculation is presented in four manners:

−

Cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of copper produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the zinc will occur later, and an increase in production of zinc metal will tend to result in an increase in cash cost under this measure.

−

Cash cost, net of by-product credits - In order to calculate the net cost to produce and sell copper, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than copper. The by-product revenues from zinc, gold, and silver are significant and are integral to the economics of our operations. The economics that support our decision to produce and sell copper would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum copper price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside copper prices, the cash cost net of by-product credits would increase, requiring a higher copper price than that reported to maintain positive cash flows and operating margins.

−

Sustaining cash cost, net of by-product credits - This measure is an extension of cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than cash cost, which is focused on operating costs only.

−

All-in sustaining cash cost, net of by-product credits - This measure is an extension of sustaining cash cost that includes corporate G&A. Due to the inclusion of corporate selling and administrative expenses, all-in sustaining cash cost is presented on a consolidated basis only.

The tables below present a detailed build-up of cash cost and sustaining cash cost, net of by-product credits, by business unit in addition to consolidated all-in sustaining cash cost, net of by-product credits, and reconciliations between cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2017 and 2016. Cash cost, net of by-product credits may not calculate exactly based on amounts presented in the tables below due to rounding.

Consolidated	Three months ended
Net pounds of copper produced
(in thousands)	Mar. 31, 2017	Mar. 31, 2016
Manitoba	16,579	21,464
Peru	59,990	64,249

Net pounds of copper produced	76,569	85,713

Consolidated	Three months ended
Cash cost per pound of	Mar. 31, 2017		Mar. 31, 2016
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, before by-product credits	173,986	2.27	165,129	1.93
By-product credits	(106,801)	(1.39)	(66,717)	(0.78)

Cash cost, net of by-product credits	67,185	0.88	98,412	1.15

Consolidated	Three months ended
Supplementary cash cost	Mar. 31, 2017		Mar. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	77,851	1.02	50,498	0.59
Gold	31,034	0.41	20,911	0.24
Silver	9,886	0.13	10,452	0.12
Other	1,178	0.02	730	0.01
Total by-product credits	119,949	1.58	82,591	0.96
Less: deferred revenue	(13,148)	(0.17)	(15,874)	(0.19)
Total by-product credits	106,801	1.41	66,717	0.77
Reconciliation to IFRS:
Cash cost, net of by-product credits	67,185		98,412
By-product credits	119,949		82,591
Change in deferred revenues	(13,148)		(15,874)
Treatment and refining charges	(18,789)		(27,640)
Share-based payment	438		(67)
Adjustments related to inventory writedown	803		2,269
Change in product inventory	(17,299)		8,575
Royalties	3,317		3,023
Depreciation and amortization [2]	61,551		74,413

Cost of sales	204,007		225,702

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Peru Cash Cost

Peru	Three months ended
(in thousands)	Mar. 31, 2017	Mar. 31, 2016

Net pounds of copper produced[1]	59,990	64,249

[1]	Contained copper in concentrate.

Peru	Three months ended
Cash cost per pound of copper	Mar. 31, 2017		Mar. 31, 2016
produced	$000s	$/lb	$000s	$/lb
Mining	13,288	0.22	12,532	0.20
Milling	32,311	0.54	26,629	0.41
G&A	12,585	0.21	9,360	0.15
Onsite costs	58,184	0.97	48,521	0.76
Treatment & refining	11,251	0.19	18,548	0.29
Freight & other	9,093	0.15	14,330	0.22
Cash cost, before by-product credits	78,528	1.31	81,399	1.27
By-product credits	(399)	(0.01)	(7,514)	(0.12)

Cash cost, net of by-product credits	78,129	1.30	73,885	1.15

Peru	Three months ended
Supplementary cash cost	Mar. 31, 2017		Mar. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Gold	(53)	-	6,367	0.10
Silver	4,168	0.07	8,088	0.13
Other	-	-	129	-
Total by-product credits	4,115	0.07	14,584	0.23
Less: deferred revenue	(3,716)	(0.06)	(7,070)	(0.11)
Total by-product credits	399	0.01	7,514	0.12
Reconciliation to IFRS:
Cash cost, net of by-product credits	78,129		73,885
By-product credits	4,115		14,584
Change in deferred revenues	(3,716)		(7,070)
Treatment and refining charges	(11,251)		(18,548)
Share-based payment	71		-
Adjustments related to inventory writedown	803		-
Change in product inventory	(17,558)		7,081
Royalties	861		1,727
Depreciation and amortization [2]	30,384		45,502

Cost of sales	81,838		117,161

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold.

Manitoba Cash Cost

Manitoba	Three months ended
(in thousands)	Mar. 31, 2017	Mar. 31, 2016

Net pounds of copper produced[1]	16,579	21,464

[1]	Contained copper in concentrate.

Manitoba	Three months ended
Cash cost per pound of	Mar. 31, 2017		Mar. 31, 2016
copper produced	$000s	$/lb	$000s	$/lb
Mining	33,915	2.05	29,055	1.35
Milling	13,138	0.79	8,991	0.42
Refining (zinc)	16,606	1.00	15,796	0.74
G&A	13,029	0.79	9,097	0.42
Purchased ore and zinc concentrates	3,401	0.21	3,223	0.15
Onsite costs	80,089	4.84	66,162	3.08
Treatment & refining	7,538	0.45	9,092	0.42
Freight & other	7,831	0.47	8,476	0.39
Cash cost, before by-product credits	95,458	5.76	83,730	3.90
By-product credits	(106,402)	(6.42)	(59,203)	(2.76)

Cash cost, net of by-product credits	(10,944)	(0.66)	24,527	1.14

Manitoba	Three months ended
Supplementary cash cost	Mar. 31, 2017		Mar. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Zinc	77,851	4.70	50,498	2.35
Gold	31,087	1.88	14,544	0.68
Silver	5,718	0.34	2,364	0.11
Other	1,178	0.07	601	0.03
Total by-product credits	115,834	6.99	68,007	3.17
Less: deferred revenue	(9,432)	(0.57)	(8,804)	(0.41)
Total by-product credits	106,402	6.42	59,203	2.76
Reconciliation to IFRS:
Cash cost, net of by-product credits	(10,944)		24,527
By-product credits	115,834		68,007
Change in deferred revenues	(9,432)		(8,804)
Treatment and refining charges	(7,538)		(9,092)
Share-based payment	367		(67)
Adjustments related to inventory writedown	-		2,269
Change in product inventory	259		1,494
Royalties	2,456		1,296
Depreciation and amortization [2]	31,167		28,911

Cost of sales	122,169		108,541

[1]	Per pound of copper produced.
[2]	Depreciation is based on concentrate sold

Consolidated	Three months ended
All-in sustaining cash cost per pound of	Mar. 31,	2017	Mar. 31,	2016
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	67,185	0.88	98,412	1.15
Sustaining capital expenditures	30,354	0.40	43,983	0.51
Capitalized exploration	326	-	415	-
Royalties	3,317	0.04	3,023	0.04

Sustaining cash cost, net of by-product credits	101,182	1.32	145,833	1.70
Corporate G&A	10,623	0.14	8,343	0.10
All-in sustaining cash cost, net of by-product credits	111,805	1.46	154,176	1.80

Peru	Three months ended
Sustaining cash cost per pound of	Mar. 31,	2017	Mar. 31,	2016
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	78,129	1.30	73,885	1.15
Sustaining capital expenditures	17,508	0.29	20,378	0.32
Royalties	861	0.01	1,727	0.03

Sustaining cash cost, net of by-product credits	96,498	1.61	95,990	1.49

Manitoba	Three months ended
Sustaining cash cost per pound of	Mar. 31,	2017	Mar. 31,	2016
copper produced	$000s	$/lb	$000s	$/lb
Cash cost, net by-product credits	(10,944)	(0.66)	24,527	1.14
Sustaining capital expenditures	12,846	0.77	23,604	1.10
Capital exploration	326	0.02	415	0.02
Royalties	2,456	0.15	1,296	0.06

Sustaining cash cost, net of by-product credits	4,684	0.28	49,842	2.32

Zinc Cash Cost and Zinc Sustaining Cash Cost

Cash cost per pound of zinc produced (“zinc cash cost”) is a non-IFRS measure that management uses as a key performance indicator to assess the performance of our Manitoba operations. This alternative cash cost calculation designates zinc as our primary metal of production as it is becoming the largest component of revenues for our Manitoba business unit, and should therefore be less volatile over time than Manitoba cash cost per pound of copper. The calculation is presented in three manners:

−

Zinc cash cost, before by-product credits - This measure is gross of by-product revenues and is a function of the efforts and costs incurred to mine and process all ore mined. However, the measure divides this aggregate cost over only pounds of zinc produced, our primary metal of production. This measure is generally less volatile from period to period, as it is not affected by changes in the price received for by-product metals. It is, however, significantly affected by the relative mix of copper concentrate and finished zinc production, where the sale of the copper will occur later, and an increase in production of copper metal will tend to result in an increase in zinc cash cost under this measure.

−

Zinc cash cost, net of by-product credits - In order to calculate the net cost to produce and sell zinc, the net of by-product credits measure subtracts the revenues realized from the sale of the metals other than zinc. The by-product revenues from copper, gold, and silver are significant and are integral to the economics of our Manitoba operation. The economics that support our decision to produce and sell zinc would be different if we did not receive revenues from the other significant metals being extracted and processed. This measure provides management and investors with an indication of the minimum zinc price consistent with positive operating cash flows and operating margins, assuming realized by-product metal prices are consistent with those prevailing during the reporting period. It also serves as an important operating statistic that management and investors utilize to measure our operating performance at Manitoba operation versus that of our competitors. However, it is important to understand that if by-product metal prices decline alongside zinc prices, the zinc cash cost net of by-product credits would increase, requiring a higher zinc price than that reported to maintain positive cash flows and operating margins.

−

Zinc sustaining cash cost, net of by-product credits - This measure is an extension of zinc cash cost that includes sustaining capital expenditures, capitalized exploration and net smelter returns royalties. It does not include corporate selling and administrative expenses. It provides a more fulsome measurement of the cost of sustaining production than zinc cash cost, which is focused on operating costs only.

The tables below present a detailed build-up of zinc cash cost and zinc sustaining cash cost, net of by-product credits, for the Manitoba business unit, and reconciliations between zinc cash cost, net of by-product credits, to the most comparable IFRS measures of cost of sales for the three months ended March 31, 2017 and 2016. Zinc cash cost, net of by-product credits, may not calculate exactly based on amounts presented in the tables below due to rounding.

Manitoba	Three months ended
(in thousands)	Mar. 31, 2017	Mar. 31, 2016

Net pounds of zinc produced[1]	67,395	51,535

[1]	Contained zinc in concentrate

Manitoba	Three months ended
Cash cost per pound of zinc produced	Mar. 31, 2017		Mar. 31, 2016
	$000s	$/lb [1]	$000s	$/lb [1]

Cash cost, before by-product credits	95,458	1.42	83,730	1.63
By-product credits	(75,965)	(1.13)	(61,243)	(1.19)

Zinc cash cost, net of by-product credits	19,493	0.29	22,487	0.44

[1]	For additional detail on cash cost, before by-product credits see page 32 of this MD&A

Manitoba	Three months ended
Supplementary cash cost	Mar. 31, 2017		Mar. 31, 2016
information	$000s	$/lb [1]	$000s	$/lb [1]
By-product credits:
Copper	47,414	0.70	52,538	1.02
Gold	31,087	0.46	14,544	0.28
Silver	5,718	0.08	2,364	0.05
Other	1,178	0.02	601	0.01
Total by-product credits	85,397	1.26	70,047	1.36
Less: deferred revenue	(9,432)	(0.14)	(8,804)	(0.17)
Total by-product credits	75,965	1.12	61,243	1.19
Reconciliation to IFRS:
Cash cost, net of by-product credits	19,493		22,487
By-product credits	85,397		70,047
Change in deferred revenues	(9,432)		(8,804)
Treatment and refining charges	(7,538)		(9,092)
Share-based payment	367		(67)
Adjustments related to inventory writedown	-		2,269
Change in product inventory	259		1,494
Royalties	2,456		1,296
Depreciation and amortization [2]	31,167		28,911

Cost of sales	122,169		108,541

[1]	Per pound of zinc produced.
[2]	Depreciation is based on concentrate sold

Manitoba	Three months ended
Sustaining cash cost per pound of	Mar. 31,	2017	Mar. 31,	2016
zinc produced	$000s	$/lb	$000s	$/lb
Zinc cash cost, net by-product credits	19,493	0.29	22,487	0.44
Sustaining capital expenditures - cash	12,846	0.19	23,604	0.46
Capital exploration	326	-	415	0.01
Royalties	2,456	0.04	1,296	0.03

Sustaining cash cost per pound of zinc produced	35,121	0.52	47,802	0.93

ACCOUNTING CHANGES AND CRITICAL ESTIMATES

New standards and interpretations not yet adopted

For information on new standards and interpretations not yet adopted, refer to note 5 of our March 31, 2017 consolidated interim financial statements.

Estimates and judgements

For information on significant areas requiring us to make estimates and judgements, refer to note 2 of our March 31, 2017 consolidated interim financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”). ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

We did not make any changes to ICFR during the quarter ended March 31, 2017 that materially affected or are reasonably likely to materially affect our ICFR.

NOTES TO READER

Forward-Looking Information

This MD&A contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. All information contained in this MD&A, other than statements of current and historical fact, is forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “budget”, “guidance”, “scheduled”, “estimates”, “forecasts”, “strategy”, “target”, “intends”, “objective”, “goal”, “understands”, “anticipates” and “believes” (and variations of these or similar words) and statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” “occur” or “be achieved” or “will be taken” (and variations of these or similar expressions). All of the forward-looking information in this MD&A is qualified by this cautionary note.

Forward-looking information includes, but is not limited to, production, cost and capital and exploration expenditure guidance, anticipated production at our mines and processing facilities, the anticipated timing, cost and benefits of developing the Rosemont project, Pampacancha deposit and Lalor growth projects, anticipated mine plans, anticipated metals prices and the anticipated sensitivity of our financial performance to metals prices, events that may affect our operations and development projects, the permitting, development and financing of the Rosemont project, the potential to increase throughput at the Stall mill and to refurbish the New Britannia mill and utilize it to process ore from the Lalor mine, anticipated cash flows from operations and related liquidity requirements, the anticipated effect of external factors on revenue, such as commodity prices, estimation of mineral reserves and resources, mine life projections, reclamation costs, economic outlook, government regulation of mining operations, and business and acquisition strategies. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by us at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that we identified and were applied by us in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

−	the success of mining, processing, exploration and development activities;
−	the scheduled maintenance and availability of our processing facilities;
−	the sustainability and success of Hudbay’s cost reduction initiatives;
−	the accuracy of geological, mining and metallurgical estimates;
−	anticipated metals prices and the costs of production;
−	the supply and demand for metals we produce;
−	the supply and availability of all forms of energy and fuels at reasonable prices;
−	no significant unanticipated operational or technical difficulties;
−	the execution of our business and growth strategies, including the success of our strategic investments and initiatives;
−	the availability of additional financing, if needed;
−	the ability to complete project targets on time and on budget and other events that may affect our ability to develop our projects;
−	the timing and receipt of various regulatory, governmental and joint venture partner approvals;
−	the availability of personnel for our exploration, development and operational projects and ongoing employee relations;
−	the ability to secure required land rights to develop the Pampacancha deposit;
−

maintaining good relations with the communities in which we operate, including the communities surrounding our Constancia mine and Rosemont project and First Nations communities surrounding our Lalor and Reed mines;

−	no significant unanticipated challenges with stakeholders at our various projects;
−	no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

−	no contests over title to our properties, including as a result of rights or claimed rights of aboriginal peoples;
−	the timing and possible outcome of pending litigation and no significant unanticipated litigation;
−	certain tax matters, including, but not limited to current tax laws and regulations and the refund of certain value added taxes from the Canadian and Peruvian governments; and
−	no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry, such as economic factors (including future commodity prices, currency fluctuations, energy prices and general cost escalation), uncertainties related to the development and operation of our projects (including risks associated with the permitting, development and economics of the Rosemont project and related legal challenges), risks related to the maturing nature of our 777 and Reed mines and their impact on the related Flin Flon metallurgical complex, dependence on key personnel and employee and union relations, risks related to the schedule for mining the Pampacancha deposit (including the timing and cost of acquiring the required surface rights), risks related to the cost, schedule and economics of the capital projects intended to increase processing capacity for Lalor ore, risks related to political or social unrest or change, risks in respect of aboriginal and community relations, rights and title claims, operational risks and hazards, including unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of our reserves, volatile financial markets that may affect our ability to obtain additional financing on acceptable terms, the failure to obtain required approvals or clearances from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources, and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, our ability to comply with our pension and other post-retirement obligations, our ability to abide by the covenants in our debt instruments and other material contracts, tax refunds, hedging transactions, as well as the risks discussed under the heading “Risk Factors” in our most recent Annual Information Form.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. We do not assume any obligation to update or revise any forward-looking information after the date of this MD&A or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

Note to United States Investors

This MD&A has been prepared in accordance with the requirements of the securities laws in effect in Canada, which may differ materially from the requirements of United States securities laws applicable to US issuers.

Qualified Person

The technical and scientific information in this MD&A related to the Constancia mine and Rosemont project has been approved by Cashel Meagher, P. Geo, our Senior Vice President and Chief Operating Officer. The technical and scientific information related to our Manitoba sites and projects contained in this MD&A has been approved by Robert Carter, P. Eng, our Lalor Mine Manager. Messrs. Meagher and Carter are qualified persons pursuant to NI 43-101. For a description of the key assumptions, parameters and methods used to estimate mineral reserves and resources, as well as data verification procedures and a general discussion of the extent to which the estimates of scientific and technical information may be affected by any known environmental, permitting, legal title, taxation, sociopolitical, marketing or other relevant factors, please see the Technical Reports for our material properties as filed by us on SEDAR at www.sedar.com.